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                                          NEWS RELEASE

For immediate release
September 21, 2005

     Canwest Highest Bidder to Acquire Interest in Turkey's Leading National
                                  Radio Station

WINNIPEG: CanWest Global Communications Corp. today announced that following completion of an auction conducted earlier today by the Turkish Savings and Deposit Insurance Fund (the Fund), CGS Televizyon Ve Radyo Yayinciligi Ticaret Anonim Sirketi (CGS) has been awarded the right to acquire the assets of Super FM, a radio station with national reach located in Istanbul, Turkey. CanWest holds an indirect 25% interest in CGS with the remaining 75% interest being held by Turkcom Iletisim Hizmetleri Anonim Sirket (Turkcom). The total consideration bid by CGS for Super FM was US$33.1 million, which will be payable in cash on completion of the acquisition. The transaction, which is subject to regulatory approvals by certain Turkish authorities and the Fund, is expected to be completed within the next 90 days.

Super FM is a top-40, popular local music station, which also broadcasts local news coverage. The station's reach extends to approximately 45% of the Turkish population, including to listeners in the major cities of Istanbul, Ankara and Izmir. With an estimated 31.5 million people in its youthful 15 to 30 year old target demographic living within its broadcasting range, Super FM currently has an average audience share of 12.9%, one of the highest shares in the industry, and has considerable potential for future growth.

The opportunity for CanWest participation in the Turkish broadcasting market arose out of a decision by the Fund to sell, by auction, the media assets formerly owned by Turkey's Uzan Group, which the Fund had acquired in 2003 as part of a larger transaction. Super FM is the first of several media assets put up for auction by the Fund, including additional national and regional radio stations, national television stations and a newspaper. CanWest and Turkcom are considering participation in the auction for the acquisition of certain other of these assets.

"This new CanWest investment in Turkey reflects CanWest's focus on international growth and our longer term goal of becoming a major participant in international media markets," said Tom Strike, President, CanWest Mediaworks International. He added that "our success in Turkey comes on the heels of CanWest being awarded a licence to launch a new FM radio station in the Solent region of the United Kingdom."

Leonard Asper, President and CEO of CanWest Global Communications Corp. said "We have been working on radio strategies in the United Kingdom and Turkey for some time and are delighted that CanWest is again in a position to move forward in a concrete way on its international agenda. We see Turkey as a market with considerable potential for CanWest as it moves forward in seeking membership in the European Union and takes important steps domestically to expand the participation of the private sector in the Turkish economy."

Gregory M. Kiez, a director of Global Investment Holding, and Mr. Fatih Akol, both speaking on behalf of Turkcom, stated that the Turkish investor group recognized the
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important opportunity presented by the Fund's auction to restore Turkish media properties into private sector hands. In commenting on the acquisition, Mr. Akol said "We are very excited that CGS's bid for Super FM was successful and we look forward to a long and successful relationship with CanWest. We expect this station to benefit significantly from CanWest's enviable track record as an international broadcaster and its extensive experience in running profitable radio operations."

Turkcom is a private Turkish investment company advised by Global Yatirim Holdings A.S. ("Global Investment Holdings"). The transaction is structured to conform with existing Turkish government regulations on the participation of foreign investors in Turkey's broadcasting industry that limit foreign shareholdings to a maximum of 25%. Subject to a relaxation in the foreign ownership restrictions and receipt of all necessary regulatory approvals, CanWest has an entitlement to increase it holdings in Super FM to 75%.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV, www.CanWestqlobal.com), an international media company, is Canada's largest media company. In addition to owning the Global Television Network, CanWest is Canada's largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in Canada, New Zealand, Australia and Ireland.

Global is a holding company publicly listed on the Istanbul stock exchange (ISE:
GLYHO) (www.qlobalyatirim.com) with operations in the infrastructure, energy and finance sectors in Turkey, including a wholly-owned finance unit, Global Menkul Degerler A.S. ("Global Securities") (www.qlobal.com.tr) which has been the leading independent brokerage and corporate finance firm in Turkey since 1990.


For further information contact:

Geoffrey Elliot
Vice President, Corporate Affairs
CanWest Global Communications Corp.
Tel: + 1 (204) 956-2025
Fax: + 1 (204) 947-9841
gellio@canwest.com